09059506

BB 3/10

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike — 614 416-8821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Funds Distributors, LLC, as of and for the year ended December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2008

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To Northern Funds Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statement of income, statement of changes in shareholder's equity, and statement of cash flows present fairly, in all material respects, the financial position of Northern Funds Distributors, LLC (the "Company") at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2009

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	65,745
Accounts receivable		72,626
Prepaid expenses		2,026
Deferred tax asset		51
Total assets	$	140,448
Liabilities and member's equity		
Liabilities:		
Intercompany payables	$	100
Accrued expenses		20,000
Income taxes payable		51
Other liabilities		1,023
Total liabilities		21,174
Member's equity:		
Member's capital		111,224
Retained earnings		8,050
Total member's equity		119,274
Total liabilities and member's equity	$	140,448

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Statement of Income

For the Year Ended December 31, 2008

Revenues:		
Service fees	$	203,207
Investment income		13,250
Other income		3,022
Total revenues		219,479
Expenses:		
Allocated support services		153,066
Professional and other services		54,028
Total expenses		207,094
Income before income taxes		12,385
Provision for income taxes		4,335
Net income	$	8,050

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2008

	Member's Capital	Retained Earnings	Total Member's Equity
Balances at January 1, 2008	$ 276,409	$ 234,815	$ 511,224
Distribution	(165,185)	(234,815)	(400,000)
Net income	-	8,050	8,050
Balances at December 31, 2008	$ 111,224	$ 8,050	$ 119,274

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income		$ 8,050
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax expense	$ (26)	
Changes in assets and liabilities:		
Increase in accounts receivable	(54,132)	
Decrease in prepaid expenses	822	
Decrease in interest receivable	2,156	
Decrease in intercompany payables	(17,960)	
Increase in accrued expenses	19,500	
Increase in other liabilities	1,023	
Decrease in income taxes payable	(1,163)	
Total adjustments		(49,780)
Net cash used in operating activities		(41,730)
Cash flows from financing activities:		
Distribution		(400,000)
Net cash used in financing activities		(400,000)
Net decrease in cash		(441,730)
Cash and cash equivalents at beginning of year		507,475
Cash and cash equivalents at end of year		$ 65,745
Supplemental cash flows disclosure:		
Income tax payments		$ 18,000
Income tax refunds		$ 23,000

The accompanying notes are an integral part of these financial statements.

Northern Funds Distributors, LLC
(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Notes to Financial Statements

December 31, 2008

1. Organization

Northern Funds Distributors, LLC (the "Company") is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a single member, Wisconsin limited liability company.

On December 31, 2008, Foreside, a wholly-owned subsidiary of Foreside Financial Group, LLC, acquired the Company pursuant to a purchase and sale agreement between Foreside and PFPC Distributors, Inc. ("PFPCDI").

The Company serves solely as distributor and principal underwriter to the Northern Funds and Northern Institutional Funds (collectively, the "Funds") and, as a result, substantially all of the Company's revenues from these services are earned from the Funds.

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due for the performance of distribution and support services.

Revenue Recognition - Revenue from service fees, as described in Note 1, is recognized in the period the service is rendered in the statement of income.

Investment Income - Investment income is interest income earned on cash and cash equivalents and is recognized when earned in the statement of income.

2. Significant Accounting Policies (continued)

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" in the statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 5).

Fair Value of Financial Instruments – Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The FASB's Financial Staff Position "FSP" FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. See Note 4 Fair Value for additional information.

Recently Issued Accounting Pronouncements – The Company adopted SFAS 159 on January 1, 2008. SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value. The adoption of this standard did not have a material effect on our results of operations or financial position.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP.

2. Significant Accounting Policies (continued)

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of FASB Statement No. 157, "Fair Value Measurements," in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This guidance did not have an impact in determining the fair value of financial assets for the Company as of December 31, 2008.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $44,571, which was $39,571 in excess of the required net capital of $5,000. The Company's resulting ratio of aggregate indebtedness to net capital was 0.48 to1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants.

SFAS 157 establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below. The financial instruments in Level 3 are typically less liquid.

Level 1 - Quoted prices in active markets for identical assets or liabilities. At December 31, 2008, the Company held no Level 1 assets.

4. Fair Value Measurement (continued)

Level 2 - Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. At December 31, 2008, the Company held no Level 2 assets.

Level 3 - Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2008, the Company held no Level 3 assets.

5. Income Taxes

PNC Global Investment Servicing, Inc. (PNC GIS) is participant to a master tax sharing policy with The PNC Financial Services Group, Inc. ("PNC"). Prior to Foreside's purchase of the Company, federal income taxes represented an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income recorded taxes based on the relationship of the company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss received an allocated benefit from the consolidated group based upon the reduction in the current taxes otherwise payable by the group.

The operating results of the Company were included in the consolidated U.S. Federal tax return of PNC and its subsidiaries. The Company is a single member limited liability company and, as such, is disregarded for federal income tax purposes and disregarded for state income tax purposes. For state income tax purposes, all of its income and expenses are included in the income and expenses of its single member. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

5. Income Taxes (continued)

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2008	
Current income taxes:	
Federal	$ 4,361
State	0
Total current income taxes	$ 4,361
Deferred income taxes:	
Federal	($ 26)
State	0
Total deferred income taxes	($ 26)
Total income tax provision	$ 4,335

The provision for federal income taxes is calculated by applying the federal statutory income tax rate of 35 percent to income before income taxes.

At December 31, 2008, the Company had a net deferred income tax asset of $51, which resulted primarily from state non-income taxes. A valuation allowance against the Company's deferred tax asset is not considered necessary as of December 31, 2008.

The Company adopted FIN 48 effective January 1, 2007. The Company had no unrecognized tax benefits.

For the year ended December 31, 2008, the Company will be included in the consolidated federal income tax return for PNC. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The Company files principally in the Commonwealth of Pennsylvania, and years subsequent to 2004 remain subject to examination in that jurisdiction. However, we do not expect the results of those examinations to have a material impact on state income tax expense during the next twelve months.

6. Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. For the year ended December 31, 2008, the Company shared office space and equipment with PFPCDI, which is under common control of PNC. Accordingly, the Company has been charged for such shared costs. PFPCDI, PNC and certain other PNC affiliates provided administrative, legal, human resource and other general support services, the cost of which was also allocated to the Company. For the year ended December 31, 2008, these allocations totaled $152,698, which are included in "Allocated support services" and "Professional and other services" in the statement of income. For the year ended December 31, 2008, income tax payments of $18,000 and income tax refunds of $23,000 were made or received from PNC and certain of its affiliates.

At December 31, 2008, amounts payable to Foreside totaled $100, which is included in "Intercompany payables" on the statement of financial condition.

For the year ended December 31, 2008, the Board Members of the Company were employees of PNC GIS or its affiliates. At December 31, 2008, the Board Members of the Company were employees of Foreside. For the year ended December 31, 2008, the Board members did not receive any remuneration for their services.

Supplementary Information

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2008

Net Capital:		
Member's equity		$ 119,274
Deduction for nonallowable assets:		
Accounts receivable		72,626
Prepaid expenses		2,026
Deferred tax asset		51
Net capital		$ 44,571
Aggregate Indebtedness:		
Items included on statement of financial condition:		
Intercompany payables	$ 100	
Accrued expenses	20,000	
Income taxes payable	51	
Other liabilities	1,023	
Total aggregate indebtedness	$ 21,174	
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		$ 5,000
Net capital in excess of required minimum		$ 39,571
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)		$ 42,454
Ratio of aggregate indebtedness to net capital		0.48 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2008, filed by Northern Funds Distributors, LLC in its FOCUS Part IIA Report is not required as the computations are not materially different.

Northern Funds Distributors, LLC

(A Wholly-owned Subsidiary of Foreside Financial Group, LLC)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2008

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2008, the Company held no customer funds and had no required deposit.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Pratt Street
Suite 1900
Baltimore MD 21202-1096
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Northern Funds Distributors, LLC

In planning and performing our audit of the financial statements of Northern Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2009

Northern Funds Distributors, LLC
(SEC I.D. No. 8-51242)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2008

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT